DESCRIPTION OF COMMON STOCK


The information under this caption is a succinct summary of certain provisions and is subject to the detailed provisions of the Company's Articles of Incorporation, as amended, and of its By-Laws, which have been filed (or incorporated by reference) as exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 1993, and which are incorporated herein by this reference.

Authorized Stock

Under the Company's Articles of Incorporation, the Company is authorized to issue 75,000,000 shares of Common Stock, without par value (the "Common Stock"), of which approximately 33,072,191 shares were outstanding on September 30, 1995.

The Company is also authorized to issue 5,000,000 shares of preferred stock, without par value (the "Preferred Stock"). As discussed below under the caption "Rights to Purchase Series A Preferred Stock," the Company has created a series of Preferred Stock designated as "Series A Preferred Stock," and the number of shares constituting such series is 750,000. No shares of such Series A Preferred Stock and no shares of any other Preferred Stock are currently outstanding. Preferred Stock may be issued in the future in such series as may be designated by the Company's Board of Directors. In creating any such series, the Company's Board of Directors has the authority to fix the rights and preferences of each series with respect to, among other things, the dividend rate, redemption provisions, liquidation preferences, and sinking fund provisions.

Dividend Rights

Subject to the prior payment in full of all accrued and unpaid dividends on the Series A Preferred Stock and possible prior rights of holders of other Preferred Stock that may be issued in the future, holders of the Company's Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors of the Company out of funds legally available therefor.

The funds required by the Company to enable it to pay dividends on its Common Stock are expected to be derived principally from dividends paid by Louisville Gas and Electric Company, the Company's principal subsidiary ("LG&E"), on LG&E's Common Stock. The Company's ability to receive dividends on LG&E's Common Stock is subject to the prior rights of the holders of LG&E's preferred stock and the covenants of debt instruments limiting the ability of LG&E to pay dividends.

The only existing covenant limiting LG&E's ability to pay dividends is in LG&E's trust indenture, as supplemented, securing LG&E's first mortgage bonds. It provides in substance that retained income of LG&E equal to the amount by which the aggregate of (a) provisions for retirement and depreciation and (b) expenditures for maintenance, for the period from January 1, 1989, to the end of the last preceding month for which a balance sheet of LG&E is available, is less than 2.25% of depreciable property, including construction work in progress, as of the end of that period, shall not be available for the payment of cash dividends on the Common Stock of LG&E. No portion of retained income of LG&E is presently restricted by this provision.

Voting Rights

Every holder of Common Stock and every holder of Series A Preferred Stock that may be issued in the future is entitled to one vote per share for the election of directors and upon all other matters on which such holder is entitled to vote. At all elections of directors, any eligible shareholder may vote cumulatively. The Board of Directors of the Company has the authority to fix conversion and voting rights for any new series of Preferred Stock (including the right to elect directors upon a failure to pay dividends), provided that no share of Preferred Stock can have more than one vote per share.

Notwithstanding the foregoing, if any Series A Preferred Stock is issued in the future and if and when dividends payable on such Series A Preferred Stock that may be issued in the future shall be in default for six full quarterly dividends and thereafter until all defaults shall have been paid, the holders of the Series A Preferred Stock, voting separately as one class, to the exclusion of the holders of Common Stock, will be entitled to elect two (2) directors of the Company.

The Company's Articles of Incorporation contain "fair price" provisions, which require that mergers and certain other business combinations or transactions involving the Company and any substantial (10% or more) holder of the Company's Voting Stock (as defined below) must be approved by the holders of at least 80% of the voting power of the Company's outstanding Voting Stock and by the holders of at least 66-2/3% of the voting power of the Company's Voting Stock not beneficially owned by the 10% owner unless the transaction is either approved by a majority of the members of the Board of Directors who are unaffiliated with the substantial holder or certain minimum price and procedural requirements are met. Any amendment to the foregoing provisions must be approved by the holders of at least 80% of the voting power of the Company's outstanding Voting Stock and by the holders of at least 66-2/3% of the voting power of the Company's Voting Stock not beneficially owned by any 10% owner. The Company's Voting Stock consists of all outstanding shares of the Company generally entitled to vote in the election of directors and currently consists of the Company's Common Stock.

Subject to the rights of the Series A Preferred Stock (if any are issued) to elect directors under certain circumstances described above and any voting rights of the holders of the Company's Preferred Stock that may be issued in the future, the Company's Articles and By-Laws contain provisions stating that:
(a) the Board of Directors shall be divided into three classes, as nearly equal in number as possible, each of which, after an interim arrangement, will serve for three years, with one class being elected each year, (b) directors may be removed only with the approval of the holders of at least 80% of the voting power of the shares of the Company generally entitled to vote, except that so long as cumulative voting applies no director may be removed if the votes cast against removal would be sufficient to elect the director if cumulatively voted at an election of the class of directors of which such director is a part, (c) any vacancy on the Board of Directors shall be filled by the remaining directors then in office, though less than a quorum, (d) advance notice of introduction by shareholders of business at annual shareholders' meetings and of shareholder nominations for the election of directors shall be given and that certain information be provided with respect to such matters, (e) shareholder action may be taken only by unanimous written consent or at an annual meeting of shareholders or a special meeting of shareholders called by the President, the Board of Directors or, to the extent required by Kentucky law, shareholders, and (f) the foregoing provisions may be amended only by the approval of the holders of at least 80% of the voting power of the shares of the Company generally entitled to vote. These provisions along with the "fair price" provisions and cumulative voting provisions discussed above and the Rights described below, may deter attempts to change control of the Company (by proxy contest, tender offer or otherwise) and will make more difficult a change in control of the Company that is opposed by the Company's Board of Directors.

Liquidation Rights

Subject to the prior rights of the holders of the Series A Preferred Stock that may be issued in the future and the possible prior rights of holders of other Preferred Stock that may be issued in the future, in the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the Common Stock are entitled to the remaining assets.

Other Provisions

No holder of Common Stock or any future holder of Preferred Stock has the preemptive right to subscribe for and purchase any part of any new or additional issue of stock or securities convertible into stock. The Common Stock is not subject to redemption and does not have any conversion or sinking fund provisions. The issued and outstanding shares of Common Stock are fully paid and nonassessable shares of Common Stock of the Company.

Under the Company's Articles of Incorporation, the Board of Directors may issue additional shares of authorized but unissued Common Stock for such consideration as it may from time to time determine.

Rights to Purchase Series A Preferred Stock

On December 5, 1990, the Board of Directors of the Company: (i) declared a dividend distribution of one Preferred Stock purchase right (a "Right" or "Rights") for each outstanding share of Common Stock to shareholders of record on December 19, 1990, and issuable as of such Record Date and (ii) further authorized the issuance of one Right with respect to each share of Common Stock of the Company that becomes outstanding after such Record Date and before the Distribution Date (as defined below).

The Company declared a three-for-two split of the Common Stock to shareholders of record on April 30, 1992. As a result of the stock split and in accordance with the terms of the Rights, the number of Rights associated with a share of Common Stock was reduced, effective May 15, 1992, from one Right per share to two-thirds of a Right per share.

On June 7, 1995, the Board of Directors approved the First Amendment to Rights Agreement, whereby the definition of "Acquiring Person" (see below) was modified to provide that an "Acquiring Person" shall be any person who has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Stock of the Company. The previous ownership threshold was 20%.

Each whole Right entitles the holder of record to purchase from the Company one one-hundredth of a share of Series A Preferred Stock, without par value, of the Company ("Series A Preferred Stock") at a price of $110 per one one-hundredth of a share (the "Purchase Price"). The description and terms of the Rights are set forth in the Rights Agreement, as amended (the "Rights Agreement").

Initially the Rights will not be exercisable, certificates will not be sent to shareholders and the rights will automatically trade with the Common Stock.

The Rights will be evidenced by the Common Stock certificates until the close of business on the earlier to occur of the tenth day following (i) a public announcement (or, if earlier, the date a majority of the Board of Directors of the Company becomes aware) that a person or group of affiliated or associated persons has become an "Acquiring Person", which, as stated above, is defined as a person who has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Stock of the Company (the "Stock Acquisition Date"), or (ii) the commencement of, or public announcement of an intention to commence, a tender or exchange offer the consummation of which would result in the ownership of 15% or more of the outstanding Common Stock (the earlier of the dates in clause (i) or (ii) being called the "Distribution Date"). Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates will contain a notation incorporating the Rights Agreement by reference and
(iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Company's Common Stock as of the close of business on the Distribution Date, and such separate certificates alone will evidence the rights from and after the Distribution Date.

Each of the following persons (an "Exempt Person") will not be deemed to be an Acquiring Person, even if they have acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Stock of the
Company: (i) the Company, any subsidiary of the Company, any employee benefit plan or employee stock plan of the Company or of any subsidiary of the Company; and (ii) any person who becomes an Acquiring Person solely by virtue of a reduction in the number of outstanding shares of Common Stock, unless and until such person shall become the beneficial owner of, or make a tender offer for, any additional shares of Common Stock.

In addition, if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an "Acquiring Person" has become such inadvertently and without any intention of changing or influencing control of the Company, and such Person, as promptly as practicable after being advised of such determination, divests itself of beneficial ownership of a sufficient number of shares of Common Stock so that such Person would no longer be an "Acquiring Person," then such Person will not be deemed an Acquiring Person for any purposes of the Rights Agreement.

The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on December 19, 2000, unless earlier redeemed or exchanged by the Company as described below.

The Purchase Price payable, and the number of shares of Series A Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock, (ii) upon the grant to holders of the Series A Preferred Stock of certain rights or warrants to subscribe for Series A Preferred Stock or convertible securities at less than the current market price of the Series A Preferred Stock or (iii) upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding dividends payable in Series A Preferred Stock) or of subscription rights or warrants (other than those referred to above). The number of Rights associated with a share of the Company's Common Stock is subject to adjustment from time to time in the event of a stock dividend on, or a subdivision or combination of, the Common Stock.

In the event any Person (other than an Exempt Person or a Person determined not to be an Acquiring Person in accordance with the provisions of the third preceding paragraph) becomes the beneficial owner of 15% or more of the then outstanding shares of Common Stock (except pursuant to an offer for all outstanding shares of Common Stock that the independent directors determine to be fair to and otherwise in the best interest of the Company and its shareholders) or any Exempt Person who is the beneficial owner of 15% or more of the outstanding Common Stock fails to continue to qualify as an Exempt Person, then each holder of record of a whole Right, other than the Acquiring Person, will thereafter have the right to receive, upon payment of the Purchase Price, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a market value at the time of the transaction equal to twice the Purchase Price. However, Rights are not exercisable following such event until such time as the Rights are no longer redeemable by the Company as set forth below. Any Rights that are or were at any time, on or after the Distribution Date, beneficially owned by an Acquiring Person shall become null and void.

For example, at an exercise price of $110 per Right, each whole Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $220 worth of Common Stock (or other consideration, as noted above) for $110. Assuming that the Common Stock had a per share value of $36 at such time, the holder of each valid Right would be entitled to purchase 6.11 shares of Common Stock for $110.

After the Rights have become exercisable, if the Company is acquired in a merger or other business combination (in which any shares of the Company's Common Stock are changed into or exchanged for other securities or assets) or more than 50% of the assets or earning power of the Company and its subsidiaries (taken as a whole) are sold or transferred in one or a series of related transactions, the Rights Agreement provides that proper provision shall be made so that each holder of record of a whole Right will have the right to receive, upon payment of the Purchase Price, that number of shares of common stock of the acquiring company having a market value at the time of such transaction equal to two times the Purchase Price.

After any such event, to the extent that insufficient shares of Common Stock are available for the exercise in full of the Rights, holders of Rights will receive upon exercise shares of Common Stock to the extent available and then other securities of the Company, including units of shares of Series A Preferred Stock with rights substantially comparable to those of the Common Stock, property, or cash, in proportions determined by the Company, so that the aggregate value received is equal to twice the Purchase Price. The Company, however, shall not be required to issue any cash, property or debt securities upon exercise of the Rights to the extent their aggregate value would exceed the amount of cash the Company would otherwise be entitled to receive upon exercise in full of the then exercisable Rights.

No fractional shares of Series A Preferred Stock or Common Stock will be required to be issued upon exercise of the Rights and, in lieu thereof, a payment in cash may be made to the holder of such Rights equal to the same fraction of the current market value of a share of Series A Preferred Stock or, if applicable, Common Stock.

At any time until ten days after the Stock Acquisition Date (subject to extension by the Board of Directors), the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (subject to certain anti-dilution adjustments) (the "Redemption Price"). After such redemption period, the Company's right of redemption may be reinstated, under certain circumstances, if an Acquiring Person reduces his beneficial ownership of Common Stock to below 10% and there is no other Acquiring Person. Immediately upon the action of the Board of Directors of the Company authorizing redemption of the Rights, the right to exercise the rights will terminate, and the only right of the holders of Rights will be to receive the Redemption Price without any interest thereon.

The Board of Directors may, at its option, at any time after any Person becomes an Acquiring Person, exchange all or part of the outstanding Rights (other than Rights held by the Acquiring Person and certain related parties) for shares of Common Stock at an exchange ratio of 1.5 shares of Common Stock per Right (subject to certain anti-dilution adjustments). However, the Board may not effect such an exchange at any time any Person or group owns 50% or more of the shares of Common Stock then outstanding. Immediately after the Board orders such an exchange, the right to exercise the Rights shall terminate and the holders of Rights shall thereafter only be entitled to receive shares of Common Stock at the applicable exchange ratio.

The Board of Directors of the Company may amend the Rights Agreement. After the Distribution Date, however, the provisions of the Rights Agreement may be amended by the Board only to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person or an affiliate or associate of an Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable. In addition, no supplement or amendment may be made which changes the Redemption Price, the final expiration date, the Purchase Price or the number one one-hundredths of a share of Series A Preferred Stock for which a Right is exercisable, unless at the time of such supplement or amendment there has been no occurrence of a Stock Acquisition Date and such supplement or amendment does not adversely affect the interests of the holders of Rights (other than an Acquiring Person or an associate or affiliate of an Acquiring Person).

Until a Right is exercised, the holder, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

The issuance of the Rights is not taxable to the Company or to shareholders under presently existing federal income tax law, and will not change the way in which shareholders can presently trade the Company's shares of Common Stock.
If the Rights should become exercisable, shareholders, depending on then existing circumstances, may recognize taxable income.

The rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors and, accordingly, will make more difficult a change of control that is opposed by the Company's Board of Directors. However, the Rights should not interfere with a proposed change of control (including a merger or other business combination) approved by a majority of the Board of Directors since the Rights may be redeemed by the Company at the Redemption Price at any time until ten days after the Stock Acquisition Date (subject to extension by the Board of Directors). Thus, the Rights are intended to encourage persons who may seek to acquire control of the Company to initiate such an acquisition through negotiations with the Board of Directors. Nevertheless, the Rights also may discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial equity position in, or seeking to obtain control of, the Company. To the extent any potential acquirors are deterred by the Rights, the Rights may have the effect of preserving incumbent management in office.

A copy of the Rights Agreement, dated December 5, 1990, has been filed with the Securities and Exchange Commission (SEC) as an Exhibit to the Company's
Registration Statement on Form   S-8, Registration No. 33-38557.  A copy of the
First Amendment to Rights Agreement has been filed with the SEC as an Exhibit to the Company's Registration Statement on Form 8-A/A, Registration No. 1-10568, filed on June 20, 1995. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated in this summary description herein by reference.

Miscellaneous

The Company's outstanding Common Stock is listed on the New York and Chicago Stock Exchanges.

Transfer Agents and Registrar

The Transfer Agents for the Common Stock are the Company and Norwest Bank Minnesota, N.A., Minneapolis, Minnesota. Registrar for the Common Stock is PNC Bank, Kentucky, Inc., Louisville, Kentucky.